SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated November 3, 2011 entitled “Nortel Inversora S.A. Announces Consolidated Nine-Month Period and Third Quarter Results for the Fiscal Year Ending December 31, 2011”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

Jorge Firpo

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD AND THIRD QUARTER

RESULTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011

Buenos Aires, Argentina, November 3, 2011 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 1,008 million for the nine-month period of fiscal year 2011.

Nortel’s consolidated financial results for the third quarter of fiscal year 2011 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding- company level.

Relevant matters

The Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders Meeting held on April 7, 2011 – together with the meeting of the Board of Directors held on April 18, 2011 in connection with the last three issues-approved, among other matters:

•	The Annual Report and Financial Statements as of December 31, 2010

•	The appointment of Price Waterhouse & Co. as external auditors of the Company

•	The ratification of the payment of a provisional dividend declared by the Board of Directors on its October 5, 2010 meeting

•	The scheduled redemption of 242,454 Class “A” Preferred Shares for a total redemption price of AR$ 196,232,576.23

•	The payment of the basic dividend accumulated by the Class “A” Preferred Shares subject to the scheduled redemption mentioned above for a total amount of AR$32,408,111.67

The Annual and Extraordinary General Meeting and Special Class “A” Preferred Stockholders’ Meeting held on August 2, 2011, together with the meeting of the Board of Directors held on August 17, 2011, approved:

•	The scheduled redemption of 418,202 Class “A” Preferred Shares for a total redemption price of AR$ 349,069,142.39

•	The payment of the basic dividend accumulated by the Class “A” Preferred Shares subject to the scheduled redemption mentioned above for a total amount of AR$ 57,634,577.63

•

The distribution of AR$ 24,817,545.21 as an additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares subject to redemption who have executed, before August 15, 2011, a settlement agreement with the Company, to the Company’s satisfaction, releasing and irrevocably and definitively terminating any claim relating to the redeemed shares

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

THIRD QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2011

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2011	2010

Current assets	4,556	3,827
Non-current assets	8,676	8,353

Total assets	13,232	12,180
Current liabilities	4,680	4,691
Non-current liabilities	1,190	1,121

Total liabilities	5,870	5,812
Minority interests	3,420	2,949
Total shareholders’ equity	3,942	3,419

Total liabilities and shareholders’ equity	13,232	12,180

(*)	As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last complete fiscal year. The comparative information of the Income Statement, evolution of Shareholders’ Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2011	2010

Net revenues	13,386	10,484
Cost of services provided administrative and selling expenses	(10,336)	(8,169)

Operating Profit	3,050	2,315
Financial results, net	139	(31)
Other, net	(355)	(205)
Income tax	(985)	(754)
Minority interest	(841)	(599)

Net Income	1,008	726

Ratios

	2011	2010

Liquidity (a)	0.97	0.82
Indebtedness (b)	0.80	0.91

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

Jorge Alberto Firpo

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 3, 2011	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager